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                                                                  Exhibit (d)(3)

                               HX INVESTORS, L.P.
                             100 Jericho Quadrangle
                                    Suite 214
                             Jericho, New York 11753


                                                     August 1, 2002


The Boards of Directors of
Shelbourne Properties I, Inc.
Shelbourne Properties II, Inc.
Shelbourne Properties III, Inc.
527 Madison Avenue - 16th Floor
New York, New York 10022

Gentlemen:

         Reference is made to that certain Settlement Agreement and Mutual Release, dated July 1, 2002, among HX Investors, L.P., Shelbourne Properties I, Inc., Shelbourne Properties II, Inc., Shelbourne Properties III, Inc., Shelbourne Management LLC and Presidio Capital Investment Company, LLC (the "Settlement Agreement") and the Stock Purchase Agreements dated July 1, 2002 entered into in connection therewith (the "Stock Purchase Agreements"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed thereto in the Settlement Agreements or the applicable Stock Purchase Agreement.

         You have advised us that a group led by Carl C. Icahn (the "Icahn Group") has proposed to Shelbourne Properties I, Inc., Shelbourne Properties II, Inc. and Shelbourne Properties III, Inc. (collectively, the "Companies") to enter into an agreement with the Companies on the same terms and conditions as those set forth in the Settlement Agreement and the Stock Purchase Agreements except that (i) the offer price with respect to the tender offers will be at a price equal to the price set forth in the Stock Purchase Agreements plus approximately 10% and (ii) clause (ii) of Paragraph 6 of the Plans of Liquidation attached as Annex C to the Stock Purchase Agreements will be amended to provide that the 25% payment (the "Incentive Payment") will be reduced to 15%. You have further advised us that you plan to withdraw your recommendation with respect to our offer and recommend the Icahn Group's offer to stockholders of the Companies.

         Please be advised that HX Investors, L.P. ("HX Investors") (i) will increase its offer prices to $59.00 for shares in Shelbourne Properties I, Inc., $69.00 for shares in Shelbourne Properties II, Inc. and $54.50 for shares in Shelbourne Properties III, Inc., which prices are in excess of the Icahn Group prices and (ii) agrees to amend Paragraph 6 of the Plans of Liquidation to provide that the additional amounts payable to HX Investors will be a fee of 15% of the excess of the Net Proceeds over the Base Amount.


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         Our offer as modified above is more favorable to the shareholders of the Companies for the following reasons: (i) the per share price is in excess of that offered by the Icahn Group; (ii) the agreement by our affiliate, Kestrel Management, L.P., that it will waive any termination fees payable to it is personal to HX Investors; and (iii) the termination fees under Section 7.03 of the Stock Purchase Agreements ($1.5 million in the aggregate) are not payable if our offer is consummated. Notwithstanding that our offer is superior to the Icahn Group's offer for the aforesaid reasons, HX Investors will agree to amend the Stock Purchase Agreements to include the following undertakings and covenants which constitute additional benefits for the stockholders of the
Companies:

          1. The Equity Amount for each Company will be modified to equal the greater of (i) the current Equity Amount as set forth in the Plan of Liquidation or (ii) the revised tender offer price multiplied by the current outstanding number of shares in such Company.

          2. No independent director of the Board of Directors of the Companies nominated by HX Investors will have any prior or current affiliation with the executive officers of the Companies, HX Investors or there respective affiliates, or will have served or will serve on a board of a public company with any other director of a Company including another independent director.

          3. HX Investors will agree not to acquire or have one of its affiliates acquire any property of the Companies or support a sale of any property of a Company to Northstar Capital Investment Company or its affiliates.

          4. HX Investors' non-independent nominees to the Board of Directors of the Companies will, subject to their fiduciary duties and existing Company obligations, support and recommend the implementation of the following distribution policy for the
               Companies:

                    o The Companies will make quarterly distributions of all operating cash flow in excess of budgeted capital expenditures, anticipated corporate expenses and a reserve of 2% of the current appraised value of the applicable properties.

                    o 80% of each Company's current excess net cash will be used to retire existing debt and/or make a distribution to stockholders on or before 90 days following the election of nominees of HX Investors as directors of such Company.

          5. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that:

                    o All excess refinancing proceeds, if any, will be distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.



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                    o    All net property sale proceeds, if any, will be
                         distributed within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the refinancing.

          6. The Plans of Liquidation to be submitted for stockholder approval will be drafted to provide that, unless otherwise approved by stockholders not affiliated with HX Investors and so long as a majority of the Boards of Directors consist of members nominated by HX Investors, or by persons nominated by such nominees, the failure to observe the distribution policy set forth in Paragraph 5 above shall result in each of the following:

                    o    Permanent elimination of the Incentive Payment.

                    o Elimination of any service fees payable to affiliates of HX Investors by the Companies during the period in which the distribution was delayed.

                    o Elimination of any fees payable to directors (other than those of objecting directors) of the Companies during the period in which the distribution was delayed.

          7. Cash reserves of each Company in excess of $500,000 will be invested only in short term U.S. Treasuries or other short term federally insured obligations.

          8. If prior to December 31, 2004, stockholders shall not have received aggregate distributions equal on a per share basis to

                  Shelbourne Properties I, Inc.      $48.00
                  Shelbourne Properties II, Inc.     $56.00
                  Shelbourne Properties III, Inc.    $44.00

               then HX Investors will vote its shares at the next annual meeting of stockholders for the applicable Company(ies) in proportion to the stockholders not affiliated with HX Investors on all matters properly brought before the meeting and the applicable Company(ies) will endeavor to cause such meeting to be held not later than May 30, 2005.

          9. If the applicable Company's Plan of Liquidation is approved and the assets of that Company are not fully liquidated by October 31, 2007, HX Investors will vote its shares on any shareholder proposal in accordance with the majority of the shares voted by the stockholders of the Company not affiliated with HX Investors.

          10. If any of the Plans of Liquidation are not approved after being subject to stockholder vote, subject to their fiduciary duty, the nominees of HX Investors will use commercially reasonable efforts to market and sell the property located at 568 Broadway, New York, New York and to distribute the proceeds therefrom within the earlier of 30 days following the quarter in which such refinancing occurs or 90 days following the sale.

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          11.  The Plan of Liquidation will be drafted to provide that the management service fee of $200,000 payable to an affiliate of HX Investors will not be subject to increase after the expiration of the three year period presently provided.

          12. To the extent required, the Plan of Liquidation will be drafted to incorporate the items set forth in our letter to stockholders dated July 29, 2002 as filed with the Securities and Exchange Commission including, without limitation, the description of the timing, computation and manner of payment of the Incentive Payment.

         We await your prompt response.

                                               Very truly yours,

                                               HX Investors, L.P.

                                               By:  Exeter Capital Corporation
                                                    General Partner

                                                    By: /s/ Michael L. Ashner
                                                        ----------------------
                                                           Michael L. Ashner
                                                           President